June 3, 2013

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re: Clear Channel Communications, Inc., Clear Channel Capital I, LLC, AMFM Broadcasting, Inc., AMFM Operating Inc., Citicasters Licenses, Inc., Capstar Radio Operating Company, CC Broadcast Holdings, Inc., Christal Radio Sales, Inc., Cine Guarantors II, Inc., Citicasters Co., Clear Channel Broadcasting Licenses, Inc., Clear Channel Broadcasting, Inc., Clear Channel Identity, Inc., Clear Channel Holdings, Inc., Clear Channel Investments, Inc., Clear Channel Management Services, Inc., Clear Channel Mexico Holdings, Inc., Clear Channel Satellite Services, Inc., Critical Mass Media, Inc., Katz Communications, Inc., Katz Media Group, Inc., Katz Millennium Sales & Marketing Inc., Katz Net Radio Sales, Inc., M Street Corporation, Premiere Radio Networks, Inc., Terrestrial RF Licensing, Inc., CC Licenses, LLC, Clear Channel Real Estate, LLC, AMFM Broadcasting Licenses, LLC, AMFM Radio Licenses, LLC, AMFM Texas, LLC, AMFM Texas Broadcasting, LP, AMFM Texas Licenses, LLC, Capstar TX, LLC, CC Finco Holdings, LLC

Registration Statement on Form S-4

File No. 333-187696

Ladies and Gentlemen:

Reference is made to the registration statement of Clear Channel Communications, Inc. (the “Issuer”), Clear Channel Capital I, LLC, AMFM Broadcasting, Inc., AMFM Operating Inc., Citicasters Licenses, Inc., Capstar Radio Operating Company, CC Broadcast Holdings, Inc., Christal Radio Sales, Inc., Cine Guarantors II, Inc., Citicasters Co., Clear Channel Broadcasting Licenses, Inc., Clear Channel Broadcasting, Inc., Clear Channel Identity, Inc., Clear Channel Holdings, Inc., Clear Channel Investments, Inc., Clear Channel Management Services, Inc., Clear Channel Mexico Holdings, Inc., Clear Channel Satellite Services, Inc., Critical Mass Media, Inc., Katz Communications, Inc., Katz Media Group, Inc., Katz Millennium Sales & Marketing Inc., Katz Net Radio Sales, Inc., M Street Corporation, Premiere Radio Networks, Inc., Terrestrial RF Licensing, Inc., CC Licenses, LLC, Clear Channel Real Estate, LLC, AMFM Broadcasting Licenses, LLC, AMFM Radio Licenses, LLC, AMFM Texas, LLC, AMFM Texas Broadcasting, LP, AMFM Texas Licenses, LLC, Capstar TX, LLC, CC Finco Holdings, LLC (collectively with the Issuer, the “Registrants”) on Form S-4 (File No. 333-187696), as amended (the “Registration Statement”), registering the Issuer’s offers to exchange up to (i) $1,999,815,000 aggregate principal amount of 9.0% Priority Guarantee Notes due 2019 (together with the guarantees thereof, the “2019 Exchange Notes”) for a like aggregate principal amount of 9.0% Priority Guarantee Notes due 2019 (together with the guarantees thereof, the “2019 Outstanding Notes”) of the Issuer and (ii) $575,000,000 aggregate principal amount of 11.25% Priority Guarantee Notes due 2021 (together with the guarantees thereof, the “2021 Exchange Notes,” and collectively with the 2019 Exchange Notes, the “Exchange Notes”) for a like aggregate principal amount of 11.25% Priority Guarantee Notes due 2021 (together with the guarantees thereof, the “2021 Outstanding Notes,” and collectively with the 2019 Outstanding Notes, the “Outstanding Notes”) of the Issuer.

Please be advised that the Registrants are registering the exchange offers in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offers and, to the best of the Registrants’ information and belief, each person participating in the exchange offers will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offers. In this regard, the Registrants will make each person participating in the exchange offers, by means of the exchange offer prospectus and the related letter of transmittal, aware that if such person is participating in the exchange offers for the purpose of distributing the Exchange Notes to be acquired in the exchange offers, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offers for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Registrants will make each person participating in the exchange offers aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offers, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offers so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offers the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offers.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact James S. Rowe of Kirkland & Ellis LLP, special counsel to the Registrants, at (312) 862-2000.

Sincerely, CLEAR CHANNEL COMMUNICATIONS, INC.

By:	/s/ Hamlet T. Newsom, Jr.
Name:	Hamlet T. Newsom, Jr.
Title:	Vice President, Associate General Counsel and Assistant Secretary

AMFM TEXAS BROADCASTING, LP By AMFM Broadcasting, Inc., its general partner

By:	/s/ Hamlet T. Newsom, Jr.
Name:	Hamlet T. Newsom, Jr.
Title:	Vice President, Associate General Counsel and Assistant Secretary

AMFM BROADCASTING LICENSES, LLC

AMFM BROADCASTING, INC.

AMFM OPERATING, INC.

AMFM RADIO LICENSES, LLC

AMFM TEXAS LICENSES, LLC

AMFM TEXAS, LLC

CAPSTAR RADIO OPERATING COMPANY

CAPSTAR TX, LLC

CC BROADCAST HOLDINGS, INC.

CC LICENSES, LLC

CC FINCO HOLDINGS, LLC

CHRISTAL RADIO SALES, INC.

CINE GUARANTORS II, INC.

CITICASTERS CO.

CITICASTERS LICENSES, INC.

CLEAR CHANNEL BROADCASTING LICENSES, INC.

CLEAR CHANNEL BROADCASTING, INC.

CLEAR CHANNEL CAPITAL I, LLC

CLEAR CHANNEL HOLDINGS, INC.

CLEAR CHANNEL IDENTITY, INC.

CLEAR CHANNEL INVESTMENTS, INC.

CLEAR CHANNEL MANAGEMENT SERVICES, INC.

CLEAR CHANNEL MEXICO HOLDINGS, INC.

CLEAR CHANNEL REAL ESTATE, LLC

CLEAR CHANNEL SATELLITE SERVICES, INC.

CRITICAL MASS MEDIA, INC.

KATZ COMMUNICATIONS, INC.

KATZ MEDIA GROUP, INC.

KATZ MILLENNIUM SALES & MARKETING, INC.

KATZ NET RADIO SALES, INC.

M STREET CORPORATION

PREMIERE RADIO NETWORKS, INC.

TERRESTRIAL RF LICENSING, INC.

By:	/s/ Hamlet T. Newsom, Jr.
Name:	Hamlet T. Newsom, Jr.
Title:	Vice President, Associate General Counsel and Assistant Secretary

cc:	James S. Rowe, Esq.
Kirkland & Ellis LLP